UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-36108

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONE Gas, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONE Gas, Inc.
15 East Fifth Street
Tulsa, Oklahoma 74103

ONE Gas, Inc. 401(k) Plan

TABLE OF CONTENTS

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and exhibits are filed for the ONE Gas, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

        Report of Independent Registered Public Accounting Firm

ONE Gas, Inc. Audit Committee
ONE Gas, Inc. Benefits Committee and Plan Participants
ONE Gas, Inc.
Tulsa, Oklahoma

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ONE Gas, Inc. 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End

of Year) as of December 31, 2021, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2014.

/s/ FORVIS, LLP (formerly BKD, LLP)

Tulsa, Oklahoma
June 22, 2022

ONE Gas, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020
(In thousands)

	2021	2020

Investments:
Investments, at fair value	$883,555	$—
Plan interest in the Master Trust	—	704,533
Total investments	883,555	704,533

Receivables:
Employer contributions	9,043	—
Notes receivable from participants	15,405	14,947
Total receivables	24,448	14,947
Net assets available for benefits	$908,003	$719,480

See accompanying Notes to Financial Statements.

ONE Gas, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2021
(In thousands)

2021

Investment income:
Plan interest in the Master Trust’s investment income, net	$128,733

Interest on notes receivable from participants	610

Contributions:
Participants	23,157
Employer	24,624
Rollovers	2,340
Total contributions	50,121

Deductions to net assets attributed to:
Benefits paid to participants	(81,204)

Net increase in net assets available for benefits	98,260
Transfers from other plan	90,263
Net assets available for benefits, beginning of period	719,480
Net assets available for benefits, end of period	$908,003

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

(1)    Plan Merger

Effective December 30, 2021, the ONE Gas, Inc. Profit Sharing Plan (the “Profit Sharing Plan”) assets were merged with and into the ONE Gas, Inc. 401(k) Plan (the “Plan”). As a result, net assets of $90.3 million were transferred into the Plan from the Profit Sharing Plan, effectively eliminating the ONE Gas, Inc. Defined Contribution Plan Master Trust (the “Master Trust”).

(2)    Description of Plan

A brief description of the Plan follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)    General

The Plan is administered by the ONE Gas, Inc. Benefits Committee (the “Plan Administrator”) and is provided for the benefit of the employees of ONE Gas, Inc. (“ONE Gas” or “the Company”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)    Participation and Contributions

An eligible employee may begin participation on the first day of the month following or coinciding with employment. There is no minimum service or age requirement, except for temporary employees and interns who must complete a year of service before becoming eligible to participate. New employees are automatically enrolled at a six percent pre-tax contribution rate. New employees may elect to opt out of participation in the Plan or contribute a different amount. Participants have the right to direct the investment of their account balances, including their contributions, the Company matching contributions and the Company profit sharing contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the American Funds Target Date Retirement Fund closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is one percent, and whole increments of one percent must be used.

Participants may make pre-tax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 75 percent if certain regulatory contribution limitations are not exceeded. The pre-tax contributions and their earnings are taxable at the time of distribution. Earnings on Roth 401(k) contributions may not be taxable, subject to certain Internal Revenue Service (“IRS”) rules and requirements. In addition to pre-tax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of six percent. Earnings on after-tax contributions are taxable at the time of distribution. Participant rollovers are allowed into the Plan from other qualified plans.

Participants age 50 and older before the end of the calendar year may make additional pre-tax or Roth 401(k) catch-up contributions. The maximum annual elective deferral limit allowed in 2021 was $19,500, and the maximum catch-up contribution allowed was $6,500.

Non-bargaining unit employees are eligible for Company matching contributions immediately upon enrollment in the Plan. Employees covered by a collective bargaining unit agreement are eligible for Company matching contributions after one year of service. The Company matches pre-tax, Roth 401(k), catch-up contributions and/or after-tax contributions, up to a combined maximum of six percent of eligible compensation per payroll period.

As a result of the merger of the Profit Sharing Plan and the Plan described above, profit sharing contributions will continue as part of the Plan. The following employees are eligible for Company profit sharing contributions:

▪Non-bargaining unit employees hired on or after January 1, 2005;
▪Employees who transferred from a bargaining unit to a non-bargaining unit position on or after January 1, 2005;

▪Employees represented by the International Brotherhood of Electrical Workers who were hired on or after July 1, 2010;
▪Employees represented by the United Steelworkers who were hired on or after December 15, 2011; and
▪Certain other employees who elected to terminate participation in the ONE Gas, Inc. Retirement Plan and become participants in the Profit Sharing Plan.

Eligible employees automatically become participants for purposes of profit sharing contributions under the Plan. Participation generally begins on the first day of the month coinciding with or following employment. There is no minimum service or age requirement, except for temporary employees and interns who must complete a year of service before becoming eligible to participate.

The Company may, and generally expects to, make a profit sharing contribution to the Plan each calendar quarter that will result in an allocation to each participant’s Plan account equal to one percent of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter to qualify for the contribution, unless the participant terminates employment due to death, disability or retirement. The Company may also make an additional discretionary contribution to the Plan at year-end. Participants must be actively employed on December 31st of that year to receive an annual discretionary contribution, unless the participant terminates employment due to death, disability or retirement. Retirement is defined as termination of employment on or after the age of 50.

The Plan is a defined contribution plan subject to the combined annual contribution limit. There are limits on the total combined employee and employer annual contributions for all defined contribution plans sponsored by the Company. For 2021, the maximum for employee and employer combined annual contributions was the lesser of 100 percent of the participant’s compensation or $58,000. Catch-up contributions are not subject to this contribution limit. These limits are indexed and may be adjusted periodically by the IRS.

(c)    Participant Accounts

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (“Plan Trustee”) on a daily basis except for transactions involving ONE Gas common stock for officers, directors and employees designated as “ONE Gas Insiders” during scheduled suspension periods at the end of each calendar quarter until the third business day after the Company’s release of earnings information, or during other designated suspension periods. ONE Gas Insiders must obtain approval of all trading activity that involves ONE Gas common stock in the participant’s Plan account prior to the execution of the transaction. Neither the Company nor the Plan Trustee guarantees the value of the investments, nor do they indemnify any participant against any loss that may result from such investments.

The Plan has a 20 percent limitation on investments in ONE Gas common stock with respect to future employee and employer contributions. The Plan generally prohibits investment in ONE Gas common stock if the participant’s investment in ONE Gas common stock exceeds 20 percent of the participant’s total account balance. Finally, the Plan generally limits exchanges into ONE Gas common stock if a participant’s account balance invested in ONE Gas common stock exceeds 20 percent or would exceed 20 percent as a result of the transaction.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for the purchase or sale of ONE Gas common stock is 2.9 cents per share.

For participants who have ONE Gas common stock as an investment option, dividends are credited to the participant’s Plan account and are distributed or reinvested according to each participant’s election. However, such participants may elect to receive cash payments for dividends paid on that stock. The election choices for dividends paid on ONE Gas common stock are:

1.If the quarterly dividend is less than $100 and the participant has elected to receive dividends by direct deposit into a bank account, the participant may receive a distribution for all of the dividend;
2.If the quarterly dividend is $100 or more, the participant may receive a distribution for all of the dividend;

3.If the quarterly dividend is $200 or more, the participant may receive a distribution for 50 percent of the dividend and have 50 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account; or
4.The participant may have 100 percent of the dividend reinvested in ONE Gas common stock in the participant’s Plan account. This is the default election.

Dividends reinvested are considered earnings. Dividends distributed constitute additional income for federal and state, if applicable, income tax purposes and are included in each participant’s gross taxable income in the year distributed.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Sales to fund distributions to plan participants and purchases from contributions are not subject to the restrictions.

(d)    Vesting

All contributions to the account of a participant and income and earnings, if any, attributable to the account of the participant are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)    Participant Loans, Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed the lesser of:

1.$50,000 reduced by the excess of the highest outstanding loan balance during the one-year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or
2. 50 percent of the account balance of the participant, excluding amounts from which loans may not be made.

Participant loans are reflected as notes receivable from participants in the Statement of Net Assets Available for Benefits. The Plan allows a participant up to two loans per account at any time. Participant loans may not be made from Roth 401(k) contributions, Roth rollover contributions or profit sharing contributions.

The participant loans have a repayment schedule of no more than 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on participant loans is the prime interest rate provided by Reuters the first day of the month when requested. The interest rate remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2021, ranged from 3.25 percent to 5.50 percent.

Pursuant to the U.S. Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the Plan permitted participants who met certain requirements related to the virus SARS-CoV-2 or the coronavirus disease 2019 (“COVID-19”) to delay repayments on outstanding loans until January 1, 2021, at which time their loans were adjusted to reflect the accrued interest during the deferment period and amortized over the remaining term of the loan plus the length of the deferment period.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:

•A Plan participant may withdraw all or part of the participant’s after-tax contributions for any reason. Upon a withdrawal of after-tax contributions, there is a six-month suspension of Company matching contributions on contributions made by the participant to the Plan.
•In-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation. However, Roth 401(k) contributions, Roth rollover contributions, profit sharing contributions and related earnings are not eligible for such in-service withdrawals.
•Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999.

•If a participant becomes disabled, the participant may withdraw all or part of the participant’s profit sharing contributions.

Hardship withdrawals from elective deferrals, plus earnings on the elective deferrals, in a participant’s account are allowed after a participant has exhausted all other currently available distributions under the Plan and all other plans of deferred compensation maintained by the Company and submitted an application to the Plan Administrator showing current proof of qualifying hardship.

Pursuant to the CARES Act, the Plan permitted participants who met certain requirements related to the virus SARS-CoV-2 or the coronavirus disease 2019 (“COVID-19”) to take a distribution(s) up to $100,000 in the aggregate from all defined contribution qualified retirement plans maintained by the Company in 2020. These COVID-19-related distributions were exempt from the 10 percent additional tax generally imposed by the IRS for early distributions, mandatory 20 percent withholding did not apply, were subject to federal income tax ratably over a three-year period and may be repaid to an eligible retirement plan within three years if the distribution is eligible for tax-free rollover treatment and the plan accepts eligible rollover contributions.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:
1.The participant retires or otherwise terminates employment with the Company, for any reason;
2.The participant dies;
3.The Plan is terminated; or
4.The Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account (as long as the participant’s request is made within 90 days of the effective date of the modification) subject to any applicable legal requirements.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (“IRA”), receive a single lump-sum payment or take partial withdrawals from the Plan as soon as administratively possible after separating service from the Company. Such participant who leaves the balance in the Plan may elect to defer distribution of the account until a later date but not beyond April 1 of the calendar year following the calendar year the participant attains age 72 (70½ for participants who attained such age before January 1, 2020), at which time a required minimum distribution from the account must be made each year. Pursuant to the CARES Act, the Plan waived required minimum distributions for 2020, including those resulting from the attainment of age 70½ in 2019.

If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

Upon distribution, any securities held in the account of the participant will be distributed in kind if the participant so requests, but where this form of distribution is impracticable, cash will be paid in an amount equal to the value of the investment at the time of distribution, as determined by the Plan Trustee.

If a participant receives a lump-sum distribution from the Plan, the IRS requires the Plan to automatically withhold 20 percent for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20 percent federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10 percent tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½ or separates from the Company after attainment of age 55.

(f)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account, subject to the successor plan rules.

(3)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)    Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONE Gas, Inc. 401(k) Plan Trust (the “Trust”) and the Master Trust for the years ended December 31, 2021 and 2020, respectively. Mutual funds are valued at the quoted market prices of shares held at year-end. The units of the Schwab Managed Retirement Trust Funds are held in common/collective trusts and valued at fair value using the net asset value of the underlying investments, which consist of marketable securities with quoted market prices. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is accrued as of the ex-dividend date and is allocated to participants’ accounts on the date of payment. This activity is reflected in Plan Interest in the Master Trust’s Net Investment Income on the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(c)    Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee are paid by the Company or the Plan as provided by the plan document, except for costs paid by the participant, which include loan fees, qualified domestic relations order fees, brokerage commissions, investment fund expenses, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account. Rebates, if received, from the investment funds are allocated to the participants’ accounts. The Company did not seek reimbursement from the Plan for any fees or expenses paid for the year ended December 31, 2021.

(d)    Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)    Income Taxes

The Plan is intended in all respects to be a qualified plan under the Internal Revenue Code of 1986, as amended (the “Code”). The Plan received a favorable determination letter from the IRS dated November 3, 2017, stating that the Plan document was in compliance with the applicable requirements of the Code.

The Plan is amended periodically to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the Plan Administrator. The Plan was most recently amended on December 30, 2021. The Plan Administrator believes that the Plan and Master Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)    Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)    Fair Value of Plan Assets

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.
•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, these inputs are derived principally from or corroborated by observable market data; and
•Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include the Plan’s own internal data.

At December 31, 2021, all assets were held in the Trust. Prior to the merger discussed in Note 1 and at December 31, 2020, the Plan held no investments outside the Master Trust. See Note 4 and 5 for discussion of recurring fair value measurements of the Trust and Master Trust, respectively.

(4)    Investments

The following table sets forth the recurring fair value measurements for assets held in the Trust for each level within the fair value hierarchy at December 31, 2021.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$27,161	$—	$—	$27,161
Mutual funds	676,532	—	—	676,532
Common stock of ONE Gas, Inc.	88,060	—	—	88,060
Common stock of ONEOK, Inc.	91,802	—	—	91,802
Total investments	$883,555	$—	$—	$883,555

Effective August 25, 2021, the assets of the Schwab Managed Retirement Trust Funds held in common/collective trusts were frozen and reallocated to the American Funds Target Date Retirement Funds. The common stock of the ONEOK, Inc. investment option within the Trust is frozen to participants, and no participant or Company matching contributions may be invested in this investment option. Any dividends received from ONEOK, Inc. common stock are reinvested based on the participant’s current allocation of investment elections in the Plan.

(5)    Master Trust

On December 30, 2021, the net assets of the Profit Sharing Plan totaling $90.3 million were merged with and into the Plan, effectively eliminating the Master Trust. At December 31, 2021, all assets of the Plan were held in the Trust. At December 31, 2020, the Plan’s investments were held in the Master Trust. The Plan Trustee maintained separate accounting reflecting the equitable share of the Plan in all investments, receipts, disbursements and other transactions, and reported the value of such equitable share in participant accounts. The Master Trust allocated assets and income to the Plan based on the Plan’s specific interest in the net assets of the Master Trust. For the year ended December 31, 2021, net appreciation in the fair value of investments of the Master Trust was $87.1 million, and income from dividends was $55.2 million.

A summary of the Master Trust assets at December 31, 2020, is as follows:

(In thousands)
Investments, at fair value:
Money market fund	$32,362
Mutual funds	328,909
Common/collective trusts	252,569
Common stock of ONE Gas, Inc.	93,794
Common stock of ONEOK, Inc.	66,767
Total investments, at fair value	$774,401

A summary of the Plan’s interest in the Master Trust assets at December 31, 2020 is as follows:

(In thousands)
Investments, at fair value:
Money market fund	$31,469
Mutual funds	309,545
Common/collective trusts	209,537
Common stock of ONE Gas, Inc.	89,417
Common stock of ONEOK, Inc.	64,565
Total investments, at fair value	$704,533

The following tables set forth the Master Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	(In thousands)
Assets
Money market fund	$32,362	$—	$—	$32,362
Mutual funds	328,909	—	—	328,909
Common/collective trusts	—	252,569	—	252,569
Common stock of ONE Gas, Inc.	93,794	—	—	93,794
Common stock of ONEOK, Inc.	66,767	—	—	66,767
Total investments	$521,832	$252,569	$—	$774,401

The common stock of the ONEOK, Inc. investment option within the Master Trust is frozen to participants, and no participant or Company matching contributions may be invested in this investment option. Any dividends received from ONEOK, Inc. common stock are reinvested based on the participant’s current allocation of investment elections in the Plan.

(6)    Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons. Transactions for the Trust and Master Trust are managed by Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee, and Fidelity Investments Institutional Operations Company (“Fidelity Investments”), the Plan’s record keeper, and therefore transactions with Fidelity and Fidelity Investments qualify as party-in-interest transactions. Participant loan transactions also qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONE Gas, Inc. 401(k) Plan
EIN 46-3561936 PLN 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
(In thousands)

(a)	(b)	(c)	(d)	(e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

	Federated Hermes Government Obligations Fund	Money Market Fund		$22,381
	Invesco Government & Agency Portfolio	Money Market Fund		4,780
	American Funds 2010 Target Date Retirement Fund Class R6	Mutual Fund		6,200
	American Funds 2015 Target Date Retirement Fund Class R6	Mutual Fund		2,444
	American Funds 2020 Target Date Retirement Fund Class R6	Mutual Fund		26,972
	American Funds 2025 Target Date Retirement Fund Class R6	Mutual Fund		55,344
	American Funds 2030 Target Date Retirement Fund Class R6	Mutual Fund		38,303
	American Funds 2035 Target Date Retirement Fund Class R6	Mutual Fund		34,745
	American Funds 2040 Target Date Retirement Fund Class R6	Mutual Fund		34,558
	American Funds 2045 Target Date Retirement Fund Class R6	Mutual Fund		33,307
	American Funds 2050 Target Date Retirement Fund Class R6	Mutual Fund		37,490
	American Funds 2055 Target Date Retirement Fund Class R6	Mutual Fund		31,597
	American Funds 2060 Target Date Retirement Fund Class R6	Mutual Fund		8,146
	American Funds 2065 Target Date Retirement Fund Class R6	Mutual Fund		337
*	Fidelity Balanced K	Mutual Fund		35,511
	TACW Total Return Bond Fund Class 1	Mutual Fund		24,976
	Vanguard Institutional Index Fund	Mutual Fund		64,956
	Vanguard Primecap	Mutual Fund		84,249
	JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		50,600
	Delaware Small Cap Value Fund	Mutual Fund		4,290
	Carillon Scout Mid Cap Fund Class 1	Mutual Fund		6,961
	American Funds American Mutual Fund Class R6	Mutual Fund		30,690
	MFS International Diversification Fund Class R3	Mutual Fund		21,522
	Vanguard Total Bond Market Index Fund Admiral	Mutual Fund		3,661
	Vanguard FTSE Social Index Fund Admiral	Mutual Fund		1,110
	JPMorgan Small Cap Equity Fund Class R5	Mutual Fund		38,563
*	ONE Gas, Inc.	Common Stock		88,060
	ONEOK, Inc.	Common Stock		91,802
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 5.50% and various maturities		15,405
				$898,960
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONE Gas, Inc. 401(k) Plan

ONE Gas, Inc.

Date: June 22, 2022	By:	/s/ Caron A. Lawhorn
Caron A. Lawhorn Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm